Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
September 30, 2000	September 30, 1999

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 2,193	$ 4,021	$ 6,214	$ 2,219	$ 4,171	$ 6,390
Undistributed earnings	1,669	2,961	4,630	1,834	3,335	5,169

Net Income	$ 3,862	$ 6,982	$10,844	$ 4,053	$ 7,506	$11,559

Average Basic Shares Outstanding	14,161	25,110	39,271	14,322	26,052	40,374

Basic Earnings Per Share	$ 0.27	$ 0.28		$ 0.28	$ 0.29

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,193	$ 4,035	$ 6,228	$ 2,219	$ 4,210	$ 6,429
Undistributed earnings	1,661	2,955	4,616	1,809	3,321	5,130

Net Income	$ 3,854	$ 6,990	$10,844	$ 4,028	$ 7,531	$11,559

Average Diluted Shares Outstanding	14,161	25,202	39,363	14,322	26,297	40,619

Diluted Earnings Per Share	$ 0.27	$ 0.28		$ 0.28	$ 0.29

Included in the diluted earnings per share computation are 92,000 and 245,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended September 30, 2000 and 1999, respectively. Also included in the diluted earnings per share computation are $14,000 and $39,000 of Class B assumed dividends payable on those dilutive shares for the three months ended September 30, 2000 and 1999 respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. Antidilutive stock options amounting to 1,784,000 out of 2,205,000 average shares outstanding were excluded from the dilutive calculation for the current year period and 773,000 out of 2,027,000 average shares outstanding were excluded from the dilutive calculation for the prior year period.